N E W S   R E L E A S E

TALISMAN ENERGY INC. COMPLETES
C$1.5 BILLION MONTNEY TRANSACTION

CALGARY, ALBERTA – (Mar 12, 2014) – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) today announced the completion of the sale of approximately 127,000 net acres of its Montney position in northeast British Columbia to Progress Energy Canada Ltd. for a total cash consideration of C$1.5 billion.

“We announced this transaction in November 2013, and its closure, coupled with other previously announced deals, means we have achieved over $2 billion in dispositions within 12 months,” said Hal Kvisle, President and CEO. “During the next 18 months, we will continue to focus our portfolio and aim to divest a further $2 billion of long dated, capital intensive assets. We will use proceeds from dispositions to maintain a strong balance sheet."

Talisman retains its Groundbirch and Saturn assets, including approximately 48,000 net acres of prospective Montney land.

Jefferies LLC and Scotiabank acted as joint advisors to Talisman.

For further information, please contact:

Media and General Inquiries:                                                                                      Shareholder and Investor Inquiries:
Simon Scott                                                                                     Lyle McLeod
Head of Corporate and Investor Communications                                                  Vice-President, Investor Relations
Phone:     403-693-8493                                                                                   Phone:   403-767-5732
Email: tlm@talisman-energy.com                                                                                Email: tlm@talisman-energy.com

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Advisories

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “FLI”) within the meaning of applicable securities legislation. This FLI includes, among others, statements regarding: business strategy, priorities and plans; targeted divestitures, value of divestitures and timing of divestitures and use of proceeds; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  The factors or assumptions on which the FLI is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the FLI are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Undue reliance should not be placed on FLI. FLI is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the FLI contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management; the uncertainty of reserves and resources estimates; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks; environmental regulatory and compliance risks; uncertainties as to access to capital and changes in capital markets; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent AIF. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.  FLI is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update FLI should circumstances or management’s estimates or opinions change, except as required by law.